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                                                                      Exhibit 28

ALCO Standard Corporation

Michael N. Kilpatric              Martha A. Buckley           Suzanne C. Shenk
Director of Communications        Director, Corporate         Manager, Investor
IKON Office Solutions             Communications              Relations
610-993-3662                      610-993-3609                610-993-3526


                          ALCO OFFICE PRODUCTS RENAMED
                             IKON OFFICE SOLUTIONS


      Valley Forge, Pennsylvania -- March 4, 1996 -- Alco Standard Corporation announced today that, effective immediately, its office products group has been renamed IKON Office Solutions.

      IKON, formerly known as Alco Office Products (AOP), is the largest network of independent office products dealers in North America. Alco also operates the largest network of independent office products dealers in the United Kingdom and has operations in Denmark, France and Germany. Prior to adopting the IKON identity, the dealers operated under more than eighty different names across North America and Europe. The new name will be adopted worldwide by October 1997.

      John Stuart, Alco's Chairman and Chief Executive Officer, commented, "This name change will signal a new strategic direction to our customers, employees, suppliers and investors. We are expanding our focus from sales and service of copiers to providing a full range of office imaging, information and work flow solutions to our customers. In addition," Stuart continued, "the common name provides much of the increased marketing power we'll need to effectively service regional and national accounts, even as we continue to provide personalized service on a local level."

      Kurt Dinkelacker, President of IKON, added, "Our new name will leverage the power of our customer-focused network. It allows for our expansion into outsourcing and digital networking, as we double the size of our analog copier business. We will be the leader, the symbol, the icon of service and solutions in the office environment.


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      "Because we utilize a variety of suppliers and are not tied to any one technology," Dinkelacker said, "we can provide our customers with the right solution to their office technology and information imaging needs, whether it's copies, facilities management, off-site printing and imaging, or digital networking services."

      IKON Office Solutions has its origins in a single-location copier dealer acquired in 1979. In 1983, Alco began expanding the business through acquisition, and since that time, the network has grown to nearly 800 locations, 25,000 employees and a base of more than 300,000 customers worldwide.

      In the last five years, IKON has posted a compound annual growth rate of 25% in revenues and nearly 34% in operating income, increasing returns on sales from 6.2% in 1990 to 9% last year. Revenues for fiscal 1995, which ended September 30, were nearly $3 billion. Through its expanded focus on analog copying, outsourcing and digital networking business solutions, IKON expects to be at $10 billion in revenues by the year 2000, with significantly increased returns on sales.

      In a related move, Alco announced a new name for its wholly-owned leasing company, which will now be called IKON Capital, Inc. IKON Capital, headquartered in Macon, Georgia, was formerly known as Alco Capital Resource. The company provides financing for office equipment leased by IKON locations throughout North America, and manages a lease portfolio in excess of $1 billion. Alco's newly-formed European leasing company will be known as IKON Capital UK.

      IKON Office Solutions is one of two business groups operated by Alco Standard Corporation, headquartered in Valley Forge, Pennsylvania. Along with IKON, Alco also operates Unisource, the largest marketer and distributor of paper and imaging products and supply systems in North America. Total corporate revenues for fiscal 1995 were nearly $10 billion.

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